AB 3/28

PUBLIC

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

Section
FEB 29 2012
Washington, DC
121

* AB 3/5

SECURI 12011830 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68556

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiplex Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, 4th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Vicioso (312) 360-2466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steger, John R.
(Name – *if individual, state last, first, middle name*)

401 South LaSalle Street,	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OLA 3/6

PUBLIC

OATH OR AFFIRMATION

I, Mathew W. Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiplex Trading, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL J MARTIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/09/14

Notary Public

Signature

Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTIPLEX TRADING, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
YEAR ENDING DECEMBER 31, 2011

MULTIPLEX TRADING, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS
YEAR ENDING DECEMBER 31, 2011

CONTENTS

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 South LaSalle Street, Suite 606
Chicago, Illinois 60605
(312) 786.5974
jrstegercpa@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Members
Multiplex Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Multiplex Trading, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multiplex Trading, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Steger, CPA

Chicago, Illinois
February 23, 2012

MULTIPLEX TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash	$ 601,695
Accounts Receivable	22,581
Due from clearing organization	1,450,212
Preferred Stock	50,000
Prepaid Expense	262
Total assets	$2,124,750
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable	$ 13,000
Accrued expenses due to related party	51,896
Total liabilities	$ 64,896
Members' capital	2,059,854
Total liabilities & members' capital	$2,124,750

See Accompanying Notes to Financial Statements

MULTIPLEX TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1. Organization and Nature of Business

Organization

Multiplex Trading, LLC (The "Company") was organized under the laws of the State of Delaware on February 22, 2010. The purpose of the Company is to engage in securities trading primarily on the Chicago Board Options Exchange. The Company registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) in 2010. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchange.

NOTE 2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial s statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the amount and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

Securities are recorded at fair value in accordance with FASB ASX 820, *Fair Value Measurements and Disclosures*.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income. In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Financial Statement Presentation and Classification

Fair Value Measurements on a Recurring Basis

As of December 31, 2011

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash and securities segregated under Federal and other regulations	$2,051,907				$ 2,051,907

NOTE 4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable
Receivable from clearing organizations	$1,450,212
	$1,450,212

NOTE 5. Financial Instruments

Derivatives financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

During 2011 the Company's principal transaction revenues consisted of interest income totaling $456,796.

Concentrations of Credit Risk

The Company is engaged in activities with banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each issuer.

NOTE 6. PREFERRED STOCK

The investment represents Class B preferred stock in the Company's clearing organization. As such, the shares are not readily marketable, and are carried at cost.

NOTE 7. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company is treated as a partnership for U.S. federal income tax purposes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. Income taxes, if any, are the responsibility of each individual partner.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Uncertain tax positions are evaluated in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Fund to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements, as Company was organized in 2010. Further, management does not believe that any additional liabilities exist for payroll, sales & use, excise, or any other federal, state or local tax.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule,

The Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2011 the Company had net capital of $1,991,168 which was $1,891,168 in excess of its required capital.

NOTE 9. RELATED PARTIES

The Company has entered into an expense sharing agreement with Simplex Investments, LLC, a party related by common ownership. The expenses included compensation and related items, rent and computer software costs. During 2011 the amount of the expenses incurred under the agreement was $175,699. As of December 31, 2011, the amount due to Simplex Investments, LLC for these expenses was $51,896.

NOTE 10. SUBSEQUENT EVENTS

FASB Statement No. 165, *Subsequent Events*, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

Management has evaluated subsequent events through February 23, 2012, the date the financial statements were issued.